Delisting Determination,The Nasdaq Stock Market, LLC,
August 22, 2019, Repay Holdings Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Repay Holdings Corporation
(the Company), effective at the opening of the trading session on September 3, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5515(a)(4). The Company was notified of the Staffs determination on July 24, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 2, 2019.